Exhibit 99.1

JOYY Reports First Quarter 2026 Unaudited Financial Results

Singapore, May 26, 2026 (GLOBE NEWSWIRE) -- JOYY Inc. (NASDAQ: JOYY) (“JOYY” or the “Company”), a global technology company, today announced its unaudited financial results for the first quarter of 2026.

First Quarter 2026 Financial Highlights1

•	Net revenues were US$555.7 million, an increase of 12.4% from US$494.4 million in the corresponding period of 2025, compared with US$581.9 million in the fourth quarter of 2025.

o Social Entertainment net revenues increased by 3.2% to US$400.4 million from US$387.8 million in the corresponding period of 2025, compared with US$419.1 million in the fourth quarter of 2025.

o BIGO Ads net revenues increased by 55.6% to US$124.8 million from US$80.2 million in the corresponding period of 2025, compared with US$128.6 million in the fourth quarter of 2025.

o Shopline net revenues increased by 16.1% to US$30.5 million from US$26.3 million in the corresponding period of 2025, compared with US$34.3 million in the fourth quarter of 2025.

•	Operating income was US$6.8 million, compared with US$12.2 million in the corresponding period of 2025 and US$18.3 million in the fourth quarter of 2025.

•	Non-GAAP EBITDA[2] was US$45.7 million, compared with US$40.4 million in the corresponding period of 2025 and US$50.6 million in the fourth quarter of 2025.

•	Net income from continuing operations attributable to controlling interest of JOYY[3] was US$50.7 million, compared with US$45.4 million in the corresponding period of 2025 and US$54.3 million in the fourth quarter of 2025.

•	Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY[4] was US$55.9 million, compared with US$63.2 million in the corresponding period of 2025 and US$70.3 million in the fourth quarter of 2025.

•	Net Cash[5] as of March 31, 2026 was US$3,175.1 million.

•	Net Cash from operating activities was US$46.0 million, compared with US$58.0 million in the corresponding period of 2025.

First Quarter 2026 Business Highlights

Global community：

•	Global average mobile MAUs[6] reached 276.3 million in the first quarter of 2026, up by 6.1% from 260.4 million in the corresponding period of 2025 and up by 1.5% from 272.1 million in the fourth quarter of 2025. The Company continued to optimize its marketing strategies to focus on return on investment (ROI) and high-value users.

Social Entertainment ：

•	In the first quarter, Social Entertainment revenues increased by 3.2% year over year to US$400.4 million, with live streaming revenues reaching US$380.3 million, returning to year over year growth with a 2.4% increase from the corresponding period of 2025, representing an important inflection point in the recovery of the Company’s core business. By region, live streaming revenues in developed markets grew 11.2% year over year, reflecting strong performance in key geographies.
•	Core live streaming paying users [7] rose by 5.9% year over year to 1.54 million, while ARPPU[8] reached US$214.1.
•	The Company continued to enhance its content ecosystem through streamer incentive reforms and targeted support programs for high-quality content categories, while deepening AI-powered capabilities across content distribution and payment experiences. These initiatives drove steady improvements in user engagement and monetization. During the first quarter, the number of active streamers increased by 1.5% quarter over quarter, and average effective streaming hours per streamer rose by 1.4% quarter over quarter. AI-powered tools were fully deployed across core regions. User adoption of AI-generated virtual gifts continued to accelerate, with AI-generated interactive virtual gifts accounting for 34% of total virtual gift consumption on Bigo Live in April 2026.

Recent Development on B2B Initiatives: Advertising and Smart Commerce

•	Beginning in 2022, the Company ramped up efforts to diversify its revenue stream, cultivating its new initiatives in advertising technology and smart commerce. The Company has made steady progress advancing towards its strategic positioning as a global tech company powered by multiple growth engines. In the first quarter, total non-live streaming revenues reached US$175.4 million, up by 42.6% year over year, representing 31.6% of total net revenues of the Company, compared with 24.9% in the corresponding period of 2025.

BIGO Ads:

•	BIGO Ads is a global AI-powered programmatic advertising platform. Launched to provide one-stop marketing and monetization solutions, it leverages deep learning, real-time bidding, and smart bidding models (such as oCPC and ROAS optimization) to enable brands to scale user acquisition and app developers to effectively unlock monetization potentials through connecting premium global demand.
•	In the first quarter, BIGO Ads' total revenues grew by 55.6% year over year to US$124.8 million. In particular, BIGO Audience Network, which includes third-party advertising revenues generated on network partners' traffic properties, continued to demonstrate strong momentum, with revenues increasing by 78.8% year over year.
•	BIGO Ads has access to a vast traffic pool, comprising the Company’s own global average mobile MAU base and an extensive network of third-party traffic through seamless integration of developer traffic across major channels. During the quarter, Software Development Kit (SDK) advertising requests grew by 109% year over year and 7% quarter over quarter.
•	BIGO Ads continued to enhance its deep learning and real-time bidding models. By promoting full-funnel data feedback from advertisers and capitalizing on the dual growth in traffic scale and advertiser density, BIGO Ads built a richer multi-dimensional user profile database. This enabled more precise real-time user understanding, improved ad distribution efficiency, and further strengthened its traffic bidding capabilities through continuous data accumulation and algorithm iteration.
•	Broader traffic coverage, multi-vertical advertiser expansion, and ongoing algorithm optimization fueled accelerated growth. Web-based demand increased 90% year over year. In-app advertising (IAA) spending maintained robust growth of 97% year over year. Regionally, developed markets demonstrated strong momentum, with North America remaining the largest market and Western Europe delivering outstanding growth of 27% quarter over quarter.

Shopline:

•	Shopline serves as a global AI-powered operating system for modern retail. Beyond storefront creation, Shopline offers a deeply integrated suite of merchant services across payments, logistics, marketing, and data analytics. It is an open, extensible omnichannel platform that enables merchants to manage the full commerce value chain from store setup and transactions to fulfillment, customer acquisition, and lifecycle engagement. Shopline has helped merchants in diverse industries across multiple markets to launch and scale their businesses.
•	Shopline currently generates revenues from recurring software subscription fees and a suite of transaction-based value-added services, including localized payment processing (Shopline Payments) and marketing solutions.
•	In the first quarter, Shopline continued its healthy growth trajectory, generating revenue of US$30.5 million, up 16.1% year over year. Gross margin improved to 51.5%.

Ms. Ting Li, Chairperson and Chief Executive Officer of JOYY, commented, "We are pleased to report a strong start to 2026. Total revenues for the first quarter reached US$555.7 million, up by 12.4% year over year, our strongest year over year growth rate in recent years. Our social entertainment business returned to year over year growth, while our second growth curve, Ad Tech and Smart Commerce, continued to progress with strong momentum. In light of our solid operational performance and robust balance sheet, we announced an updated shareholder return program, under which we could repurchase up to US$600 million worth of our shares and distribute approximately US$900 million in dividends over the next three years. This underscores our strong confidence in long-term potential of our business and demonstrates our continued commitment to delivering sustainable value to our shareholders.

Social entertainment revenues increased 3.2% year over year, with core live streaming revenues returning to 2.4% year over year growth, which marks an inflection point and a result of the strategic adjustments we’ve executed over the past several quarters. Meanwhile, BIGO Ads revenues surged 55.6% year over year to US$124.8 million, with BIGO Audience Network revenues growing 78.8% year over year. Shopline also continued its healthy growth trajectory, generating revenue of US$30.5 million, up 16.1% year over year.

This quarter marks the first time we are reporting results under our new three-segment structure: Social Entertainment, BIGO Ads, and Shopline. Our globally diversified ecosystem is taking shape, with social entertainment, advertising, and smart commerce reinforcing one another in a powerful strategic flywheel.

With AI serving as the backbone of our entire ecosystem — driving content recommendation, advertising efficiency, and merchant intelligence across all three segments — our business pillars form a closed-loop system that deepens our competitive moat. We are confident this will drive long-term value creation for JOYY and our shareholders."

First Quarter 2026 Financial Results

NET REVENUES

Net revenues were US$555.7 million, representing an increase of 12.4% from US$494.4 million in the corresponding period of 2025, compared with US$581.9 million in the fourth quarter of 2025.

Social Entertainment net revenues were US$400.4 million, up by 3.2% from US$387.8 million in the corresponding period of 2025, compared with US$419.1 million in the fourth quarter of 2025. The year over year increase was primarily driven by growth in live streaming revenues, as expanded content categories and enhanced localized operations contributed to stronger user engagement and spending across key markets.

BIGO Ads net revenues were US$124.8 million, up by 55.6% from US$80.2 million in the corresponding period of 2025, compared with US$128.6 million in the fourth quarter of 2025. The year over year increase was driven by expansion of traffic, elevated advertiser demand across regions and verticals, and enhanced algorithm performance that resulted in improved advertisement delivery efficiency and higher advertiser spending.

Shopline net revenues were US$30.5 million, representing an increase of 16.1% from US$26.3 million in the corresponding period of 2025, compared with US$34.3 million in the fourth quarter of 2025. The year over year growth was mainly due to continued merchant adoption and deeper penetration of value-added services.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues was US$366.4 million in the first quarter of 2026, compared with US$315.7 million in the corresponding period of 2025 and US$376.3 million in the fourth quarter of 2025.

Social Entertainment’s cost of revenues increased by 3.4% year over year to US$256.0 million and decreased by 1.6% from US$260.2 million in the fourth quarter of 2025. The year over year increase was primarily attributable to a US$15.5 million increase in revenue-sharing fees and content costs.

BIGO Ads’s cost of revenues increased by 78.1% year over year to US$95.6 million and decreased 2.6% from US$98.1 million in the fourth quarter of 2025. The year over year increase was primarily resulting from higher traffic acquisition costs paid to third-party partners in relation to the expansion of BIGO Audience Network.

Shopline’s cost of revenues increased by 1.8% year over year to US$14.8 million, and decreased by 17.4% from the fourth quarter of 2025. The quarter over quarter decrease was primarily due to the seasonal decline in revenue from the fourth quarter, as well as continued improvements in cost efficiency.

Gross profit was US$189.3 million in the first quarter of 2026, compared with US$178.6 million in the corresponding period of 2025 and US$205.6 million in the fourth quarter of 2025. Gross margin was 34.1% in the first quarter of 2026, compared with 36.1% in the corresponding period of 2025 and 35.3% in the fourth quarter of 2025.

OPERATING EXPENSES AND INCOME

Operating expenses were US$183.4 million in the first quarter of 2026, compared with US$167.2 million in the same period of 2025 and US$187.8 million in the fourth quarter of 2025. Among the operating expenses, sales and marketing expenses were US$79.6 million, compared with US$72.1 million in the corresponding period of 2025 and US$81.4 million in the fourth quarter of 2025. Research and development expenses were US$61.2 million, compared with US$62.4 million in the corresponding period of 2025 and US$61.5 million in the fourth quarter of 2025. General and administrative expenses were US$42.6 million, compared with US$32.7 million in the corresponding period of 2025 and US$44.9 million in the fourth quarter of 2025.

Operating income was US$6.8 million, compared with US$12.2 million in the corresponding period of 2025 and US$18.3 million in the fourth quarter of 2025.

Non-GAAP operating income9 was US$38.0 million in the first quarter of 2026, compared with US$31.0 million in the corresponding period of 2025 and US$40.8 million in the fourth quarter of 2025. Non-GAAP operating income margin10 was 6.8% in the first quarter of 2026, compared with 6.3% in the corresponding period of 2025 and 7.0% in the fourth quarter of 2025.

Non-GAAP EBITDA was US$45.7 million, compared with US$40.4 million in the corresponding period of 2025 and US$50.6 million in the fourth quarter of 2025. Non-GAAP EBITDA margin11 was 8.2%, compared with 8.2% in the corresponding period of 2025 and 8.7% in the fourth quarter of 2025.

NET INCOME

Net income from continuing operations attributable to controlling interest of JOYY was US$50.7 million, compared with US$45.4 million in the corresponding period of 2025 and US$54.3 million in the fourth quarter of 2025. Net income margin was 9.1% in the first quarter of 2026, compared with 9.2% in the corresponding period of 2025 and 9.3% in the fourth quarter of 2025.

Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY was US$55.9 million, compared with US$63.2 million in the corresponding period of 2025 and US$70.3 million in the fourth quarter of 2025. Non-GAAP net income margin12 was 10.1% in the first quarter of 2026, compared with non-GAAP net income margin of 12.8% in the corresponding period of 2025 and 12.1% in the fourth quarter of 2025.

NET INCOME PER ADS

Diluted net income from continuing operations per ADS13 was US$1.00 in the first quarter of 2026, compared with US$0.84 in the corresponding period of 2025 and US$1.03 in the fourth quarter of 2025.

Non-GAAP diluted net income from continuing operations per ADS14 was US$1.11 in the first quarter of 2026, compared with US$1.18 in the corresponding period of 2025 and US$1.34 in the fourth quarter of 2025.

BALANCE SHEET AND CASH FLOWS

As of March 31, 2026, the Company had net cash of US$3,175.1 million, compared with US$3,258.0 million as of December 31, 2025. For the first quarter of 2026, net cash from operating activities was US$46.0 million.

SHARES OUTSTANDING

As of March 31, 2026, the Company had a total of 1,007.6 million common shares outstanding, representing the equivalent of 50.4 million ADSs assuming the conversion of all common shares into ADSs.

Business Outlook

For the second quarter of 2026, the Company expects net revenues to be between US$562 million and US$581 million. This forecast reflects the Company’s current and preliminary views on the market, operational conditions and business strategies, which are subject to changes, particularly as to the potential impact from macroeconomic uncertainties.

Share Repurchase Programs

On May 22, 2026, the board of directors of the Company authorized a new share repurchase program, or the 2026 Repurchase Program, under which the Company is authorized to repurchase up to US$600 million of its shares (including in the form of ADSs) until the end of 2028. The 2026 Repurchase Program is effective immediately upon approval and replaces a pre-existing share repurchase program, or the 2025 Repurchase Program, under which the Company was authorized to repurchase up to US$300 million of its shares (including in the form of ADSs) until the end of 2027.

Pursuant to the 2025 Repurchase Program, the Company had repurchased approximately 0.8 million ADSs for an aggregate consideration of US$52.9 million on the open market during the first quarter of 2026. Between March 31, 2026 and May 22, 2026, the Company repurchased an additional approximately 0.6 million ADSs, for an aggregate consideration of US$35.0 million.

As of the date of this announcement, the remaining unutilized amount under the 2026 Repurchase Program was approximately US$600 million.

Quarterly Dividend Program and Additional Cash Dividend

On May 22, 2026, the board of directors of the Company authorized a new quarterly dividend program, or the 2026 Dividend Program, under which a total of approximately US$900 million in cash will be distributed on a quarterly basis between 2026 and 2028. The 2026 Dividend Program is effective immediately upon approval and replaces a pre-existing quarterly dividend program, or the 2025 Dividend Program, under which a total of approximately US$600 million in cash would be distributed on a quarterly basis between 2025 and 2027.

Pursuant to the 2026 Dividend Program, the board of directors has accordingly declared a dividend of US$1.50 per ADS, or US$0.075 per common share, for the first quarter of 2026, which is expected to be paid on July 14, 2026 to shareholders of record as of the close of business on June 29, 2026. The ex-dividend date will be June 29, 2026.

Conference Call Information

The Company will hold a conference call at 9:00 PM U.S. Eastern Time Monday, May 25, 2026 (9:00 AM Singapore/Hong Kong Time on Tuesday, May 26, 2026) Details for the conference call are as follows:

Event Title:	JOYY Inc. First Quarter 2026 Earnings Conference Call
Conference ID:	#10054918

All participants may use the link provided below to complete the online registration process in advance of the conference call. Upon registration, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique PIN by email.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10054918-5w84it.html

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.joyy.com.

The replay will be accessible through June 2, 2026, by dialing the following numbers:

United States:	1-855-883-1031
Singapore: Hong Kong:	800-101-3223 800-930-639
Conference ID:	#10054918

About JOYY Inc.

JOYY (NASDAQ: JOYY) is a leading global technology company, dedicated to building a self-reinforcing ecosystem that integrates social entertainment, programmatic advertising, and omnichannel e-commerce infrastructure, powered by AI and data intelligence. Headquartered in Singapore and operating across the globe, JOYY empowers creators, merchants and enterprises worldwide. JOYY’s ADSs have been listed on the NASDAQ since November 2012.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as JOYY’s strategic and operational plans, contain forward-looking statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JOYY’s goals and strategies; JOYY’s future business development, results of operations and financial condition; the expected growth of the global online social entertainment, advertising and smart commerce market; JOYY’s ability to attract and retain users and customers; JOYY’s expectations regarding demand for and market acceptances of its products and services; JOYY’s ability to adopt the latest technology to enhance its operations; fluctuations in global economic and business conditions; and assumptions underlying or related to any of the foregoing. A more detailed and full discussion of those risks and other potential risks is included in JOYY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JOYY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). JOYY uses non-GAAP operating (loss) income, non-GAAP operating income (loss) margin, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income (loss) from continuing operations attributable to controlling interest and common shareholders of JOYY, non-GAAP net income (loss) margin attributable to controlling interest and common shareholders of JOYY, and basic and diluted non-GAAP net income (loss) from continuing operations per ADS, all of which are non-GAAP financial measures adjusted from the most comparable U.S. GAAP results. Non-GAAP operating income (loss) is operating income (loss) excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, and gain (loss) on deconsolidation and disposal of subsidiaries and business. Non-GAAP operating income (loss) margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations is net income (loss) from continuing operations excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments (referring to share of income (loss) from equity method investments resulting from non-recurring or non-cash items of the equity method investments), interest expenses related to the convertible bonds’ amortization to face value, and income tax effects of the above non-GAAP reconciling items. Non-GAAP EBITDA is non-GAAP operating income (loss) added back depreciation and amortization (other than amortization of intangible assets resulting from assets and business acquisitions), and non-GAAP EBITDA margin is non-GAAP EBITDA as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations attributable to controlling interest and common shareholders of JOYY is net income (loss) from continuing operations attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, interest expenses related to the convertible bonds’ amortization to face value, income tax effects of the above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net income (loss) from continuing operations attributable to non-controlling interest shareholders. Non-GAAP net income (loss) margin is non-GAAP net income (loss) from continuing operations attributable to controlling interest and common shareholders of JOYY as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations attributable to controlling interest and common shareholders of JOYY is net income (loss) from continuing operations attributable to common shareholders of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, interest expenses related to the convertible bonds’ amortization to face value, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, gain on repurchase of redeemable convertible preferred shares of a subsidiary and income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net income (loss) from continuing operations attributable to non-controlling interest shareholders. Basic and diluted non-GAAP net income (loss) from continuing operations per ADS is non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of basic and diluted net income (loss) per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses, amortization of intangible assets from business acquisitions, and interest expenses related to the convertible bonds’ amortization to face value, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders and gain on repurchase of redeemable convertible preferred shares of a subsidiary which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net income (loss) from continuing operations attributable to non-controlling interest shareholders, which are affected by the above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from or as an alternative to the financial measures prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release.

Investor Relations Contact

JOYY Inc.

Investor Relations

Email: joyy-ir@joyy.com

1 The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated. Starting from the first quarter of 2026, the Company reports three segments, Social Entertainment, BIGO Ads and Shopline, to reflect changes made to the reporting structure whose financial information is reviewed by the chief operating decision makers of the Company under its evolving operating strategies. Social Entertainment mainly includes live streaming services on our social entertainment platforms including but not limited to Bigo Live, Likee, imo, and others. BIGO Ads mainly engages in advertising services on the Company's own properties (specifically Likee and imo) and third-party network partners’ properties. Shopline mainly engages in providing omnichannel smart commerce solutions for merchants. Prior period segment information has been recast to conform to the current period's presentation.

2 Non-GAAP EBITDA is a non-GAAP financial measure, which is defined as non-GAAP operating income (loss) added back depreciation and amortization (other than amortization of intangible assets resulting from assets and business acquisitions). Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

3 Net income (loss) from continuing operations attributable to controlling interest of JOYY is net income (loss) from continuing operations less net (loss) income from continuing operations attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders.

4 Non-GAAP net income (loss) from continuing operations attributable to controlling interest and common shareholders of JOYY is a non-GAAP financial measure, which is defined as net income (loss) from continuing operations attributable to common shareholders of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on deconsolidation and disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments which refer to those similar non-GAAP reconciling items of the Company, interest expenses related to the convertible bonds amortization to face value, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, income tax effects of the above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for net (loss) income attributable to non-controlling interest shareholders. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

5 Net cash is calculated as the sum of cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits, short-term investments, long-term deposits and held-to-maturity investments, less short-term and long-term loans.

6 Refers to average mobile monthly active users of the social entertainment platforms operated by the Company, including Bigo Live, Likee, imo and Hago. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s active mobile users for each month of such period, by (ii) the number of months in such period.

7 Core live streaming paying users during a given period is calculated as the cumulative number of registered user accounts that have purchased virtual items or other products and services on Bigo Live, Likee or imo at least once during the relevant period.

8 Average revenue per user is calculated by dividing the Company’s total revenues from live streaming on Bigo Live, Likee and imo during a given period by the number of paying users for the Company’s live streaming services on these platforms for that period.

9 Non-GAAP operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses, amortization of intangible assets from business acquisitions, impairment of goodwill and investments and gain (loss) on deconsolidation and disposal of subsidiaries and business. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

10 Non-GAAP operating income (loss) margin is a non-GAAP financial measure, which is defined as non-GAAP operating income (loss) as a percentage of net revenues. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

11 Non-GAAP EBITDA margin is a non-GAAP financial measure, which is defined as non-GAAP EBITDA as a percentage of net revenues. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

12 Non-GAAP net income (loss) margin is non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY as a percentage of net revenues.

13 ADS refers to American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income (loss) per ADS is net income (loss) attributable to common shareholders of JOYY divided by weighted average number of diluted ADS.

14 Non-GAAP diluted net income (loss) from continuing operations per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of diluted net income (loss) per ADS. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31,	March 31,
	2025	2026
	US$	US$
Assets
Current assets
Cash and cash equivalents	374,248	309,167
Restricted cash and cash equivalents	21,593	21,107
Short-term deposits	192,535	154,460
Restricted short-term deposits	7,182	4,386
Short-term investments	613,702	657,238
Accounts receivable, net	154,439	161,363
Amounts due from related parties	106	190
Prepayments and other current assets	255,566	290,375

Total current assets	1,619,371	1,598,286

Non-current assets
Long-term deposits and held-to-maturity investments	2,059,386	2,052,055
Deferred tax assets	9,782	10,920
Investments	551,802	589,087
Property and equipment, net	565,124	587,978
Land use rights, net	301,390	303,951
Intangible assets, net	221,963	208,236
Right-of-use assets, net	21,241	28,124
Goodwill	2,194,358	2,194,382
Other non-current assets	8,071	6,104

Total non-current assets	5,933,117	5,980,837

Total assets	7,552,488	7,579,123

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Short-term loans	10,672	23,299
Accounts payable	71,551	68,201
Deferred revenue	61,713	59,258
Advances from customers	5,408	6,293
Income taxes payable	64,533	69,101
Accrued liabilities and other current liabilities	626,678	636,855
Amounts due to related parties	24,472	33,253
Lease liabilities due within one year	8,939	10,658

Total current liabilities	873,966	906,918

Non-current liabilities
Lease liabilities	12,029	17,478
Deferred revenue	9,522	9,136
Deferred tax liabilities	54,941	61,304
Other non-current liabilities	-	392

Total non-current liabilities	76,492	88,310

Total liabilities	950,458	995,228

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31,	March 31,
	2025	2026
	US$	US$
Mezzanine equity	25,333	25,733

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 1,306,734,444 shares issued and 673,183,174 shares outstanding as of December 31, 2025; 1,206,734,444 shares issued and 681,126,029 shares outstanding as of March 31, 2026, respectively)	7	7
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 326,509,555 and 326,509,555 shares issued and outstanding as of December 31, 2025 and March 31, 2026, respectively)	3	3
Treasury shares (US$0.00001 par value; 633,551,270 and 525,608,415 shares held as of December 31, 2025 and March 31, 2026, respectively)	(1,302,098)	(1,095,211)
Additional paid-in capital	3,315,070	3,072,485
Statutory reserves	37,869	37,869
Retained earnings	4,699,089	4,680,560
Accumulated other comprehensive loss	(208,093)	(168,409)

Total JOYY Inc.’s shareholders’ equity	6,541,847	6,527,304

Non-controlling interests	34,850	30,858

Total shareholders’ equity	6,576,697	6,558,162

Total liabilities, mezzanine equity and shareholders’ equity	7,552,488	7,579,123

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2025	2025	2026
	US$	US$	US$
Net revenues(1)
Live streaming	371,348	394,436	380,265
Advertising	88,647	145,430	137,204
Others	34,356	42,050	38,231

Total net revenues	494,351	581,916	555,700

Cost of revenues(2)	(315,736)	(376,275)	(366,403)

Gross profit	178,615	205,641	189,297

Operating expenses(2)
Research and development expenses	(62,426)	(61,538)	(61,187)
Sales and marketing expenses	(72,131)	(81,415)	(79,649)
General and administrative expenses	(32,690)	(44,867)	(42,572)

Total operating expenses	(167,247)	(187,820)	(183,408)

Loss on deconsolidation and disposal of subsidiaries	-	-	(245)
Other income	839	444	1,189

Operating income	12,207	18,265	6,833

Interest expenses	(106)	(162)	(38)
Interest income and investment income	39,387	40,873	39,765
Foreign currency exchange losses, net	(761)	(8,171)	(13,555)
Gain (loss) on fair value change of investments	705	(10,120)	(7,958)

Income before income tax expenses	51,432	40,685	25,047

Income tax expenses	(5,211)	(1,368)	(4,834)

Income before share of (loss) income in equity method investments, net of income taxes	46,221	39,317	20,213

Share of (loss) income in equity method investments, net of income taxes	(3,318)	11,868	27,953

Net income from continuing operations	42,903	51,185	48,166

Gain on disposal of YY Live(3)	1,875,921	-	-

Net income	1,918,824	51,185	48,166

Net loss attributable to the non-controlling interest shareholders and the mezzanine equity classified non-controlling interest shareholders	2,499	3,142	2,501

Net income attributable to controlling interest of JOYY Inc.	1,921,323	54,327	50,667

Including：
Net income from continuing operations attributable to controlling interest of JOYY Inc.	45,402	54,327	50,667
Gain on disposal of YY Live(3)	1,875,921	-	-

Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	(347)	(346)	(346)

Net income attributable to common shareholders of JOYY Inc.	1,920,976	53,981	50,321

Including：
Net income from continuing operations attributable to common shareholders of JOYY Inc.	45,055	53,981	50,321
Gain on disposal of YY Live(3)	1,875,921	-	-

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2025	2025	2026
	US$	US$	US$
Net income per ADS
——Basic	36.09	1.04	1.01
Continuing operations	0.85	1.04	1.01
Discontinued operations	35.24	-	-
——Diluted	35.72	1.03	1.00
Continuing operations	0.84	1.03	1.00
Discontinued operations	34.88	-	-

Weighted average number of ADS used in calculating net income per ADS
——Basic	53,237,127	51,794,999	49,767,292
——Diluted	53,780,111	52,629,562	50,534,120

(1)	Net revenues by geographical areas were as follows:

	Three Months Ended
	March 31,	December 31,	March 31,
	2025	2025	2026
	US$	US$	US$
Developed countries and regions	277,615	356,624	343,244
Middle East	66,651	58,899	58,760
Mainland China	48,385	59,817	52,063
Southeast Asia and others	101,700	106,576	101,633

Note: Developed countries and region mainly included the United States of America, Singapore, Japan, South Korea and Great Britain. Middle East mainly included Saudi Arabia and other countries located in the region. Southeast Asia and others mainly included Indonesia, Vietnam and rest of the world.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	March 31,	December 31,	March 31,
	2025	2025	2026
	US$	US$	US$
Cost of revenues	635	1,199	802
Research and development expenses	2,138	3,231	1,480
Sales and marketing expenses	229	573	422
General and administrative expenses	2,235	4,035	14,633

(3)    Gain from disposal of YY Live amounted to approximately US$ 1.9 billion, which was reported as part of the net income from discontinued operations in the first quarter of 2025.

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2025	2025	2026
	US$	US$	US$
Operating income	12,207	18,265	6,833
Share-based compensation expenses	5,237	9,038	17,337
Amortization of intangible assets from business acquisitions	13,540	13,540	13,540
Loss on deconsolidation and disposal of subsidiaries	-	-	245
Non-GAAP operating income	30,984	40,843	37,955
Depreciation and other amortization	9,402	9,774	7,781
Non-GAAP EBITDA	40,386	50,617	45,736

Net income from continuing operations	42,903	51,185	48,166
Share-based compensation expenses	5,237	9,038	17,337
Amortization of intangible assets from business acquisitions	13,540	13,540	13,540
Loss on deconsolidation and disposal of subsidiaries	-	-	245
(Gain) loss on fair value change of investments	(705)	10,120	7,958
Income tax effects on non-GAAP adjustments	(1,404)	(2,550)	(3,012)
Reconciling items on the share of equity method investments	1,887	(13,483)	(30,192)
Non-GAAP net income from continuing operations	61,458	67,850	54,042

Net income from continuing operations attributable to common shareholders of JOYY Inc.	45,055	53,981	50,321
Share-based compensation expenses	5,237	9,038	17,337
Amortization of intangible assets from business acquisitions	13,540	13,540	13,540
Loss on deconsolidation and disposal of subsidiaries	-	-	245
(Gain) loss on fair value change of investments	(705)	10,120	7,958
Accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders	347	346	346
Income tax effects on non-GAAP adjustments	(1,404)	(2,550)	(3,012)
Reconciling items on the share of equity method investments	1,887	(13,483)	(30,192)
Non-GAAP adjustments for net loss attributable to the non-controlling interest shareholders	(761)	(722)	(602)
Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY Inc.	63,196	70,270	55,941

Non-GAAP net income from continuing operations per ADS
——Basic	1.19	1.36	1.12
——Diluted	1.18	1.34	1.11

Weighted average number of ADS used in calculating Non-GAAP net income from continuing operations per ADS
——Basic	53,237,127	51,794,999	49,767,292
——Diluted	53,780,111	52,629,562	50,534,120

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2025	2025	2026
	US$	US$	US$
Net revenues:
Social Entertainment	387,813	419,050	400,367
BIGO Ads	80,220	128,611	124,787
Shopline	26,318	34,255	30,546
Total net revenues	494,351	581,916	555,700

Cost of revenues(1):
Social Entertainment	(247,494)	(260,186)	(255,979)
BIGO Ads	(53,675)	(98,149)	(95,600)
Shopline	(14,567)	(17,940)	(14,824)
Total cost of revenues	(315,736)	(376,275)	(366,403)

Gross profit:
Social Entertainment	140,319	158,864	144,388
BIGO Ads	26,545	30,462	29,187
Shopline	11,751	16,315	15,722
Total gross profit	178,615	205,641	189,297

(1)	Share-based compensation allocated to cost of revenues by segment as follows:

	Three Months Ended
	March 31,	December 31,	March 31,
	2025	2025	2026
	US$	US$	US$
Social Entertainment	597	1,149	826
BIGO Ads	1	23	16
Shopline	37	27	(40)
Total share-based compensation allocated to cost of revenues	635	1,199	802